Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated April 27, 2018 relating to the consolidated financial statements of Huami Corporation, its subsidiaries, its consolidated variable interest entities (the "VIEs") and the VIEs' subsidiaries (collectively the "Group") and the financial statement schedule of Huami Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the translation of Renminbi amounts into United States dollar amounts for the convenience of the readers in the United States of America), appearing in the Annual Report on Form 20-F of Huami Corporation for the year ended December 31, 2017.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

August 8, 2018